July 1, 2011

DIRECT DIAL: 212.451.2230
EMAIL: MNEIDELL@OLSHANLAW.COM

VIA EDGAR AND ELECTRONIC MAIL

Loan Lauren P. Nguyen
Special Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Biglari Holdings Inc.
Preliminary Proxy Statement on Schedule 14A
Filed June 21, 2011
File No. 000-08445

Dear Ms. Nguyen:

On behalf of Biglari Holdings Inc. (“Biglari Holdings”), set forth below is the response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated June 29, 2011 (the “Comment Letter”) relating to the Preliminary Proxy Statement on Schedule 14A filed by Biglari Holdings on June 21, 2011 (the “Proxy Statement”). The numbered paragraphs of this letter correspond to the paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comment in italics below. Capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Proxy Statement.

Concurrently with the filing of this letter, Biglari Holdings is filing, via EDGAR submission, Amendment No. 1 to the Proxy Statement (“Amendment No. 1”) reflecting, as appropriate, the responses to the Staff’s comments contained herein and other changes and updates deemed necessary or appropriate by Biglari Holdings.  References in this letter to page numbers and section headings refer to page numbers and section headings in Amendment No. 1. We have also provided, on a supplemental basis, a blackline of Amendment No. 1 marked against the June 21, 2011 filing to facilitate the Staff’s review.

July 1, 2011

Proposal One, page 3

1.
Please revise your proxy to present the proposals to increase the number of authorized shares, to redesignate your Common Stock as Class A Common Stock, and to approve the issuance of Class B Common Stock as separate proposals or advise.  If any of the proposals are mutually conditioned, revise your proxy accordingly and provide appropriate disclosure in your proxy statement regarding the effect of a negative vote on the related proposals.  Refer to Exchange Act Rule 14a-4(a)(3).

Biglari Holdings has considered Rule 14a-4(a)(3) and the guidance issued by the Staff with respect thereto and respectfully advises that it does not believe the elements of the proposal to approve Biglari Holdings’ recapitalization represent “separate matters” required to be presented in separate proposals.  The purpose of the unbundling rule of Rule 14a-4(a)(3), as expressed in its proposing release, is to permit shareholders to communicate their views on each of the matters put to a vote, and to not be compelled to approve parts of packaged matters they might not approve if presented independently.  Biglari Holdings believes that the elements of the proposed Amendment comprise a unitary matter, Biglari Holdings’ recapitalization. The proposed elements of the Amendment are inextricably linked components of such recapitalization, not a series of related, but separate, matters that Biglari Holdings’ shareholders are being asked to approve.  As such, the individual components of the Amendment cannot be considered or viewed in isolation and Biglari Holdings respectfully submits that shareholders should instead consider the proposed recapitalization in its entirety.

Moreover, Biglari Holdings believes that unbundling this proposal and presenting the components of the Amendment as separate proposals would potentially confuse shareholders by suggesting that it is possible for one portion of the Amendment to be implemented without implementing the others, irrespective of whether disclosure states that each proposal would be conditioned on the approval of the others.

Biglari Holdings also respectfully advises the Staff that it is aware of at least four other proxy solicitations that included a proposal that is substantially similar to its recapitalization proposal and directs the Staff’s attention to (i) Proposal 2 of the definitive proxy statement filed by OBH LLC (Berkshire Hathaway) on March 18, 1996, (ii) Proposal 1 of the definitive proxy statement filed by First Commerce Bancorp, Inc. on August 24, 2007, (iii) Proposal 2 of the definitive proxy statement filed by Nebo Products Inc. on July 15, 2002 and (iv) Proposal 4 of the definitive proxy statement filed by Vishay Intertechnology Inc. filed on April 10, 2006.

2.
We note your disclosure that the issuance of Class B Common Stock as a dividend will not result in dilution to existing shareholders.  Please balance this disclosure in each instance to disclose that future issuances of Class B Common Stock could result in dilution and diminution of voting power of existing shareholders.

We have revised the disclosure on pages 3 and 6 of the Proxy Statement in response to this comment.

July 1, 2011

Background and Reasons for the Proposal, page 3

3.
Please revise the second paragraph of this section to clearly state, if true, that you have no current plans or proposals involving the issuance of Class B Common Stock in connection with acquisitions or other transactions.

We have revised the disclosure on page 3 of the Proxy Statement in response to this comment.

4.	Please revise to disclose the possible anti-takeover effects of the increase in authorized shares.

As discussed with the Staff, Biglari Holdings does not believe the proposed amendment will have an anti-takeover effect.  If the proposed amendment is approved, the authorized number of Class A shares (one vote per share) will be reduced by 500,000.  In addition, 48,000,000 shares of Class B Common Stock (1/100th of one vote per share) would be authorized, with approximately 14,000,000 shares to be issued in the proposed stock dividend.  The approximate remaining 34,000,000 authorized shares of Class B Common Stock would carry a total of 340,000 votes, resulting in a net decrease of 160,000 votes with respect to Biglari Holdings’ authorized but unissued shares.  We have revised the disclosure on page 4 of the Proxy Statement accordingly.

5.	Please revise to explain in greater detail why you believe the market for Class B Common Stock will be more liquid than for Class A Common Stock.

We have revised the disclosure on page 4 of the Proxy Statement in response to this comment.

*           *           *

Please direct any questions or comments concerning Amendment No. 1 or this response to the undersigned at (212) 451-2230.

Sincerely,

/s/ Michael R. Neidell

Michael R. Neidell

cc:          Sardar Biglari